SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
NATURAL HEALTH TRENDS CORP.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

63888P406
(CUSIP Number of Class of Securities (Underlying Common Stock)

Chris Sharng
President
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, Texas 75234
(972) 241-4080
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
With copies to:

Gary C. Wallace, Esq.	John B. McKnight, Esq.
Natural Health Trends Corp.	Locke Liddell & Sapp LLP
2050 Diplomat Drive	2200 Ross Avenue,
Dallas, Texas 75234	Suite 2200
(972) 241-4080	Dallas, Texas 75201
(214) 740-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$751,800	$23.08

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 499,124 shares of common stock of Natural Health Trends Corp. that have an aggregate value of $751,800 as of May 22, 2007 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based substantially on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $30.70 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐ third-party tender offer subject to Rule 14d-1.
     ☑ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
     The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated May 25, 2007 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and Address. The name of the issuer is Natural Health Trends Corp., a Delaware corporation (“NHTC” or the “Company”). NHTC’s principal executive office is located at 2050 Diplomat Drive, Dallas, Texas 75234, and its telephone number is (972) 241-4080. The information in the Offer to Exchange under Section 10 (“Information Concerning Natural Health Trends Corp.”) is incorporated herein by reference.
     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by NHTC to eligible option holders to exchange certain outstanding eligible options to purchase shares of NHTC common stock, par value $0.001 per share (“Common Stock”), that were originally granted under NHTC’s 2002 Stock Option Plan (the “2002 Plan”). NHTC’s 2007 Equity Incentive Plan (the “2007 Plan”) replaces in its entirety the 2002 Plan and provides for options to purchase common stock, as well as restricted shares of Common Stock (such restricted shares being referred to herein as “Restricted Stock Rights”) that will be granted under the 2007 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. As of May 25, 2007, options to purchase approximately 499,124 shares of NHTC’s common stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Rights; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”) is incorporated herein by reference.
     (c) Trading and Market Price. The information set forth in the Offer to Exchange under Part III, Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and Address. The filing person is the subject company, Natural Health Trends Corp. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix B to the Offer to Exchange (“Information about the Executive Officers of Natural Health Trends Corp.”) is incorporated by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Rights; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”), Section 12 (“Status of Options Accepted by NHTC in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Considerations Specific to Eligible Employees Outside the United States”) and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.
     (b) Purchases. The information in the Offer to Exchange under Part III, Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The 2002 Plan filed as Exhibit (d)(1), Form of Stock Option Agreement pursuant to such plan filed as Exhibit (d)(2), the 2007 Plan filed as Exhibit (d)(3) and the Form of Restricted Stock Agreement pursuant to such plan filed as Exhibit (d)(4) are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) Purposes. The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Part III, Section 3 (“Purpose of the Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Part III, Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”) and Section 12 (“Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Natural Health Trends Corp.”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) Source of Funds. The information set forth in the Offer to Exchange under Part III, Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Exchange under Part III, Section 7 (“Conditions of the Offer”) is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities Ownership. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) and Appendix B (“Information About the Executive Officers of Natural Health Trends Corp.”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or Recommendations. Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Natural Health Trends Corp.”) and Section 18 (“Additional Information”), in Item 8 of NHTC’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 28, 2007, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, filed with the Securities and Exchange Commission on May 11, 2007, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and such Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s web site at www.sec.gov.
     (b) Pro Forma Information. Not applicable.

     (c) Summary Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Natural Health Trends Corp.”) is incorporated herein by reference.
ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
ITEM 12. EXHIBITS

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)	Offer to Exchange, dated May 25, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Tax Payment Election Form.

(a)(1)(E)	Form of E-mail from President to Eligible Employees, dated May 25, 2007, regarding “Announcement of Option Exchange Offer.”

(a)(1)(F)	Form of Individual Statement of Options.

(a)(1)(G)	Natural Health Trends Corp. 2007 Equity Incentive Plan (incorporated by reference to Appendix B Definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2007).

(a)(1)(H)	Form of Restricted Stock Agreement under Natural Health Trends Corp. 2007 Equity Incentive Plan.

(a)(1)(I)	Natural Health Trends Corp. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 28, 2007, which is incorporated herein by reference.

(a)(1)(J)	Natural Health Trends Corp. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, filed with the Securities and Exchange Commission on May 11, 2007, which is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Natural Health Trends Corp. 2002 Stock Option Plan, as amended (incorporated by reference to Annex A to the Definitive Proxy Statement filed with the Securities and Exchange Commission on February 13, 2003).

(d)(2)	Form of Stock Option Agreement under Natural Health Trends Corp. 2002 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission on December 1, 2005).

EXHIBIT	DESCRIPTION OF EXHIBIT

(d)(3)	Natural Health Trends Corp. 2007 Equity Incentive Plan (incorporated by reference to Appendix B Definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2007).

(d)(4)	Form of Restricted Stock Agreement under Natural Health Trends Corp. 2007 Equity Incentive Plan (see Exhibit (a)(1)(H) above).

(g)	Not applicable.

(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     (a) Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATURAL HEALTH TRENDS CORP.
By	/s/ Chris Sharng
Chris Sharng
President

     Dated: May 25, 2007

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)	Offer to Exchange, dated May 25, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Tax Payment Election Form

(a)(1)(E)	Form of E-mail from President to Eligible Employees, dated May 25, 2007, regarding “Announcement of Option Exchange Offer.”

(a)(1)(F)	Form of Individual Statement of Options.

(a)(1)(G)	Natural Health Trends Corp. 2007 Equity Incentive Plan (incorporated by reference to Appendix B to the Definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2007).

(a)(1)(H)	Form of Restricted Stock Agreement under Natural Health Trends Corp. 2007 Equity Incentive Plan.

(a)(1)(I)	Natural Health Trends Corp. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 28, 2007, which is incorporated herein by reference.

(a)(1)(J)	Natural Health Trends Corp. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, filed with the Securities and Exchange Commission on May 11, 2007, which is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Natural Health Trends Corp. 2002 Stock Option Plan, as amended (incorporated by reference to Annex A to the Definitive Proxy Statement filed with the Securities and Exchange Commission on February 13, 2003).

(d)(2)	Form of Stock Option Agreement under Natural Health Trends Corp. 2002 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission on December 1, 2005).

(d)(3)	Natural Health Trends Corp. 2007 Equity Incentive Plan (incorporated by reference to Appendix B to the Definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2007).

(d)(4)	Form of Restricted Stock Agreement under Natural Health Trends Corp. 2007 Equity Incentive Plan (see Exhibit (a)(1)(H) above).

(g)	Not applicable.

(h)	Not applicable.